Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

August 28, 2002

02049884

Securities & Exchange Commission
Division of Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
SEP 09 2002
WASH. D.C. 151 SECTION

SUPPL

Attn: Filing Desk

Dear Sirs:

Re: E.T.C. Industries Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), Securities Act of 1934
File No.82-1508

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period June1 – July 31, 2002:

1) June 27/02 letter to the Canadian Venture Exchange ("CDNX") c/w News Release as disseminated;
2) July 25/02 letter to the TSX Venture Exchange ("TSX") c/w News Release as disseminated;

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Yours truly,

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Gary Musil,
Secretary/Director

Received as above
per: ________________
Print Name

GM/rm

Enclosures

dlo 9/17

FILE 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

June 27, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated June 27, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c. - B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors (e-mail)
- Jones Richards & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

June 27, 2002

CDNX – "EAX"
12g3-2(b): 82-1508

"NEWS RELEASE"

ANNUAL GENERAL MEETING AND NEW DIRECTOR

The Company reports that the Annual General Meeting was held on June 21, 2002. The shareholders approved all resolutions put forth in the proxy.

Shareholders re-elected Kenneth B. Liebscher, Gary Musil, Jake Bottay and recently appointed Victor N. Bryant (see January 10/02 news release). In addition the shareholders approved the new nomination of Luard (Lu) J. Manning, P.Eng to the board.

Mr. Manning has over fifty years of mining experience, the last 37 of which has been as a mining consultant practicing out of Vancouver, B.C. He has extensive personal expertise in operating underground mines, and has operated small open pit mines. His consulting firm has completed feasibility studies for various projects including the Brandywine operation of Northern Mines, the Ruth Vermont project for Columbia River Mines, and the Rabbit Lake open pit project for Gulf Minerals Canada Ltd. As a Consultant he worked as chief of operations of the Silver Bear and Norex projects for Terra Mines Ltd. of Edmonton, at the Puffy and Tartan Lake projects in Manitoba and the Seebee project for Claude Resources Inc. in Saskatchewan.

Mr. Manning has been a director and president of several public companies during the past ten years, and is presently a director of seven other junior resource public companies which are: Cusac Gold Mines Ltd., Kimber Resources Inc., Genco Resources Ltd., Canmine Resources Corporation, FM Resources Corp., Nustar Resources Inc., and L.E.H. Ventures Ltd.

Mr. Manning will bring valuable input to the Company during our upcoming exploration project in the Anyox-Granby project.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil, CFO
Secretary/Director

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

June 27, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of June 27, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Consolidated E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

June 27, 2002

ITEM 3. PRESS RELEASE

Issued June 27, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company reports that the Annual General Meeting was held on June 21, 2002. The shareholders approved all resolutions put forth in the proxy. In addition the shareholders approved the new nomination of Luard (Lu) J. Manning, P.Eng to the board.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

ANNUAL GENERAL MEETING AND NEW DIRECTOR

The Company reports that the Annual General Meeting was held on June 21, 2002. The shareholders approved all resolutions put forth in the proxy.

Shareholders re-elected Kenneth B. Liebscher, Gary Musil, Jake Bottay and recently appointed Victor N. Bryant (see January 10/02 news release). In addition the shareholders approved the new nomination of Luard (Lu) J. Manning, P.Eng to the board.

Mr. Manning has over fifty years of mining experience, the last 37 of which has been as a mining consultant practicing out of Vancouver, B.C. He has extensive personal expertise in operating underground mines, and has operated small open pit mines. His consulting firm has completed feasibility studies for various projects including the Brandywine operation of Northern Mines, the Ruth Vermont project for Columbia River Mines, and the Rabbit Lake open pit project for Gulf Minerals Canada Ltd. As a Consultant he worked as chief of operations of the Silver Bear and Norex projects for Terra Mines Ltd. of Edmonton, at the Puffy and Tartan Lake projects in Manitoba and the Seebee project for Claude Resources Inc. in Saskatchewan.

Mr. Manning has been a director and president of several public companies during the past ten years, and is presently a director of seven other junior resource public companies which are: Cusac Gold Mines Ltd., Kimber Resources Inc., Genco Resources Ltd., Canmine Resources Corporation, FM Resources Corp., Nustar Resources Inc., and L.E.H. Ventures Ltd.

Mr. Manning will bring valuable input to the Company during our upcoming exploration project in the Anyox-Granby project.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

FILE No. 82-

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

July 25, 2002

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

<u>Re: Listings Policy Statement No. 3.3, Timely Disclosure</u>

This letter is to confirm that our News Release dated July 25, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
   1550 – 609 Granville Street
   Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
   500 – 789 W. Pender Street (Fax: 604-689-1106)
   Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c. - B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors (e-mail)
- Jones Richards & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

July 25, 2002

TSX – "EAX"
12g3-2(b): 82-1508

"NEWS RELEASE"

OFFERING MEMORANDUM FINANCING EXTENSION

Further to our News Release of April 4, 2002 the Company has requested an extension of up to 60 days to complete the selling of the private placement offering and filing final documentation with the TSX Venture Exchange.

The extension is subject to regulatory approvals.

ON BEHALF OF THE BOARD OF DIRECTORS

"GARY MUSIL"

Gary Musil, CFO
Secretary/Director

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

July 25, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of July 25, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Consolidated E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

July 25, 2002

ITEM 3. PRESS RELEASE

Issued July 25, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has requested an extension of up to 60 days to complete the selling of the private placement offering and filing final documentation with the TSX Venture Exchange.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

OFFERING MEMORANDUM FINANCING EXTENSION

Further to our News Release of April 4, 2002 the Company has requested an extension of up to 60 days to complete the selling of the private placement offering and filing final documentation with the TSX Venture Exchange.

The extension is subject to regulatory approvals.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 25th day of July, 2002.